Exhibit 99.1

TransAlta Corporation Determines Not to Proceed with Preferred Share Exchange

CALGARY, Feb. 10, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Corporation") (TSX: TA, NYSE: TAC) announced today that it is not proceeding with the previously announced transaction pursuant to which all the currently outstanding first preferred shares in the capital of the Corporation would be exchanged for shares in a single new series of cumulative redeemable minimum rate reset first preferred shares in the capital of the Corporation.  In light of the decision to terminate such transaction, the special meetings of preferred shareholders of the Corporation scheduled for February 16, 2017 have been cancelled.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

SOURCE TransAlta Corporation

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%CIK: 0001144800

For further information: Investor Inquiries: Jaeson Jaman, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 08:30e 10-FEB-17